Mark Medearis T: +1 650 843 5040 mmedearis@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

April 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Mobile Iron, Inc.
Draft Registration Statement on Form S-1
(CIK No. 0001470099)

Dear Mr. Spirgel:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Mobile Iron, Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on March 10, 2014. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 4, 2014 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Two

Response: The Company has included inside cover graphics in the Registration Statement. The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement with the required information with sufficient time for the Staff to review such information.

2.	Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Company acknowledges the Staff’s comments and will file all exhibits, including our legal opinion, with sufficient time for the Staff to review such exhibits and for the Company to respond to any comments that may result from the Staff’s review.

3.	As soon as practicable, please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Company acknowledges the Staff’s comments and confirms that it will ensure that the Staff receives a copy of a letter or a telephone call from FINRA confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither it nor anyone authorized to act on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is it aware of any research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act. If the Company provides such written materials or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant materials or reports.

5.	Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Three

Response: The Company has included inside cover graphics in the Registration Statement. The Company acknowledges the Staff’s comments and respectfully advises the Staff that it does not currently intend to include any additional graphics or photographic material in the prospectus. If, following the date of this letter, the Company determines to include additional graphics or photographic material in the prospectus, it will provide proofs to the Staff prior to use.

Prospectus Summary, page 1

6.	Please revise here and under Management’s Discussion and Analysis for Key Metrics and Consolidated Results of Operations, to provide more detailed information about your revenue recognition activity, including, but not limited to, differentiating revenue and percentages attributable to new customer sales and additional sales to existing customers.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 1, 2 and 53 of the Registration Statement to provide additional information about its revenue recognition activity.

Requirements of a Mobile IT Platform, page 3

7.	We note disclosure from page 41 relating to market and industry data. However, please provide quantitative or qualitative support to explain the purported increase of user preference for mobile IT solutions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 79 of the Registration Statement to provide additional information on user preference for mobile IT solutions. The Company also advises the Staff that it has sent, under separate cover, the industry report supporting the statements in the Registration Statement, marked to highlight the applicable portion cited. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such report upon the completion of its review.

Our Solution - The MobileIron Platform, page 4

8.	We note your “selective wipe technology.” Please revise here and in Business to clarify whether any of your enterprise mobility management products and services allow for customers (i.e., employers) to access personal and/or non-enterprise information data. We note disclosure from page 25 regarding required consents from employees and page 86 indicating that your “solution controls the enterprise persona without monitoring or modifying personal data.”

Response: The Company acknowledges the Staff’s comments and has revised the disclosures on pages 5, 80, 81 and 91 of the Registration Statement to further clarify that the Company’s enterprise mobility management products provide a customer-defined privacy framework.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Four

9.	Please revise here and in Business to provide more detailed information about your “selective wipe technology.” Notwithstanding apparent industry improvements in this space, please explain areas for continued growth, technical challenges, competitive concerns and any significant reaction against mobile device management (MDM) and mobile application management (MAM). We note your risk factor on page 25.

Response: The Company acknowledges the Staff’s comments and has revised the disclosures on pages 5, 80, 81 and 91 of the Registration Statement to provide additional information regarding the Company’s selective wipe technology. In light of the Staff’s comment, we have also revised the disclosures on page 8 of the Registration Statement.

10.	We note disclosure regarding your mobile IT capabilities and services from pages 82-84. Please revise to incorporate MDM and MAM in your discussion. In addition, please tell us in greater detail the advantages and challenges, particularly with respect to privacy differences, between MDM and MAM products and services.

Response: The Company acknowledges the Staff’s comments and has revised the disclosures on pages 5, 7, 86 and 87 of the Registration Statement to incorporate MDM into the disclosure regarding mobile IT capabilities and services. With regard to the differences between MDM and MAM functionality, if a customer does not want to manage the device, but simply wishes to manage a particular business app without any additional visibility into the rest of the device, then it can do so by leveraging only the Company’s MAM functionality. In one of the main use cases for MAM-only functionality, a customer may want to manage one application on a contractor’s device, not the entire device, because of the person’s status as a contractor and not an employee. If a customer was deploying in a MAM-only mode, it could not take any configuration, viewing or wipe actions on the device through the Company’s platform.

Our Growth Strategy, page 7

11.	Please explain the types of enterprise mobility management products and services that you typically present and provide to customers as additional solutions.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 7, 8 and 86 of the Registration Statement explaining the additional types of enterprise mobility management products and services that the Company typically presents and provides to its customers as additional solutions.

Management’s Discussion and Analysis..., page 52

Overview, page 52

12.	Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss whether management anticipates lowering expenses or relying upon continuing revenue growth to achieve profitability.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 54 of the Registration Statement to provide additional details the steps management is taking to make the Company profitable in the long term.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Five

13.	For clarity, please supplement your disclosure of revenue and growth projections in terms of your three mobile IT components: Core, Client and Sentry.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that Core, Client and Sentry are not sold separately, but are sold packaged together. We have revised the disclosure on page 53 of the Registration Statement to supplement the Company’s disclosure regarding revenue from sales of licenses of these components.

Revenue, page 56

14.	You disclose that, effective January 1, 2013, you now recognize perpetual license revenue upon delivery, instead of ratably over the contractual terms. Please expand your disclosure to describe why you were unable to determine VSOE in prior years and what factors changed in 2013.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 56, 72 and F-8 of the Registration Statement to expand our disclosure and further describe our inability to determine VSOE prior to 2013.

Consolidated Results of Operations, page 58

15.	We note you derive a significant portion, approximately 44% of your total revenues, from international customers. Please revise to disclose in greater detail your international market and explain ongoing market trends that may affect enterprise mobility management products and services.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 54 and 61 of the Registration Statement to incorporate additional detail regarding the Company’s international market trends that may affect enterprise mobility management products and services.

Comparison of 2012 and 2013, page 59

16.	We note your disclosure of increased expenses related to expansion in foreign markets. Please also discuss the nature of the increase in revenue from foreign markets and highlight regions or countries which contribute materially to the revenue changes, if any.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 54 and 61 of the Registration Statement to expand the Company’s disclosure and further describe the nature of the increase in revenue from the Company’s expansion into foreign markets.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Six

Critical Accounting Policies and Estimates, page 67

Revenue Recognition, page 67

17.	Please expand your disclosure to clearly note whether the significant deliverables in your multiple-element arrangements qualify as separate units of accounting, or if not, the reasons why they do not qualify as separate units of accounting. Also disclose any refund or termination provisions if material. Refer to ASC 605-25-50-2.

Response: The Company acknowledges the Staff’s comments and has revised the disclosures on pages 72 and F-8 of the Registration Statement to expand the Company’s disclosures regarding the treatment of significant deliverables in the Company’s multiple-element arrangements as separate units of accounting.

18.	We note you identified AT&T as reseller which provided 20% of your total revenue in 2013. Please disclose your revenue recognition policies for sales to your resellers and other channel partners.

Response: The Company acknowledges the Staff’s comments and has revised the disclosures on pages 72 and F-8 of the Registration Statement to further describe the Company’s revenue recognition policy with respect to resellers and channel partners.

Common stock valuations, page 70

19.	Please include a statement addressing the extent to which the estimates of the fair value of common stock are considered complex and highly subjective. We may have additional comments when the anticipated offering price is included in the document.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 73 of the Registration Statement as requested.

20.	We note the disclosure in the Capitalization section at page 44 of stock options and shares of restricted stock granted after December 31, 2013. Please disclose this information and the total compensation expense attributed to these grants in a subsequent events note to the financial statements. Also disclose in MD&A the anticipated impact on result of operations of this apparent known trend in share-based compensation.

Response: The Company acknowledges the Staff’s comments and has added disclosure on pages 75 and F-12 of the Registration Statement with respect to stock option and restricted stock grants and the total compensation expense attributed to such grants, including the anticipated impact on results of operations.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Seven

Business, page 73

Industry Background, page 74

21.	We note your disclosure from page 24 regarding an evolving regulatory framework for privacy issues. Please briefly note the regulatory landscape and significant laws and regulations in effect in your major domestic and international markets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 80 and 81 of the Registration Statement to provide additional information about the regulatory landscape for privacy issues and significant laws and regulations in effect in the Company’s major domestic and international markets.

Our Competitive Strengths, page 80

22.	Please provide support for your belief that your “mobile IT platform is becoming the underlying platform for adoption of mobile apps within [your] enterprise customers.”

Response: In response to the Staff’s comment, the Company has revised the statements set forth on page 84 to eliminate the statement with respect to the Company’s mobile IT platform becoming the underlying platform for adoption of mobile apps within the Company’s enterprise customers.

Our Growth Strategy, page 81

23.	We note your reliance on new customer acquisition, and particularly an upselling strategy. Please briefly expand your discussion to highlight technology or specific factors you intend to feature to attract a greater market share in this highly competitive and increasingly consolidated space.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 7, 8, 52, 86 and 89 of the Registration Statement to expand and highlight the specific factors the Company intends to feature to attract a greater market share.

Expand within our Existing Customers, page 82

24.	Please expand your disclosure to discuss in greater detail the amount and type of additional licenses sold. In addition, for greater context, disclose the amount of repeat customers from 2010 to December 31, 2013, referenced in support of your assertion regarding growth.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 7, 2014

Page Eight

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 86 of the Registration Statement to further discuss the amount and type of additional licenses sold from December 2010 to December 31, 2013.

Management, page 94

25.	Please revise to clarify Mr. Aaref Hilaly’s principal occupations and employment during the past five years.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Registration Statement to revise the statements regarding Mr. Hilaly’s occupations and employment during the past five years.

Notes to Consolidated Financial Statements, page F-7

The Company and its Significant Accounting Policies, page F-7

Inventory, page F-10

26.	Please expand your disclosure to describe generally what types of appliances you sell to customers and disclose any supplier dependencies, if significant.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page F-10 of the Registration Statement to more fully describe the types of applications the Company’s sells to its customers.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5040 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Mark Medearis
Mark Medearis

cc:	Robert B. Tinker, Mobile Iron, Inc.
Laurel Finch, Mobile Iron, Inc.
Eric C. Jensen, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
William L. Hughes, Fenwick & West LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM